

Mail Stop 7010

February 27, 2008

via U.S. mail and facsimile

Mr. John Thatch
Chief Executive Officer
Innova Pure Water, Inc.
4951 Airport Parkway, Suite 500
Addison, TX 75001

>   **RE: Innova Pure Water, Inc.**
>   **Form 10-QSB/A#1 for the Quarterly Period ended September 30, 2005**
>   **March 21, 2007**
>   **Form 10-KSB/A#2 for the Fiscal Year ended June 30, 2006**
>   **March 14, 2007**
>   **File No. 000-29746**

Dear Mr. Thatch:

We issued comments to you on the above captioned filings on June 22, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 12, 2008, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

In addition, please provide us with a response to the following comments.

1. We note that the last periodic filing that you filed was your Form 10-QSB for the quarterly period ended March 31, 2007. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-KSB and Form 10-QSB. Please tell us when you plan to file your Form 10-KSB for the fiscal year ended June 30, 2007, your Form 10-QSB for the quarterly period ended September 30, 2007, and your Form 10-QSB for the quarterly period ended December 31, 2007.

2. We note the Public Company Accounting Oversight Board's disciplinary proceedings against Turner Stone & Company, LLP and Edward Turner, CPA, (PCAOB Release No. 2006-010, dated December 19, 2006) the independent registered public accounting firm that audited the financial statements in your most recently filed Form 10-KSB for the fiscal year ended June 30, 2006. In light

of these disciplinary proceedings, please tell us the steps that you have taken to ensure that your financial statements in future filings are audited by a firm in proper standing with the Public Company Accounting Oversight Board.

If you do not respond to the outstanding comments or contact us by March 12, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Melissa Rocha, Staff Accountant, at (202) 551-3854, or the undersigned at (202) 551-3355 if you have any questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief